CERTIFICATE OF AMENDMENT OF
                         CERTIFICATE OF INCORPORATION OF
                           AMERICAN RIVERS OIL COMPANY


         It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is American Rivers Oil Company.

         2. The certificate of incorporation of the corporation is hereby amended by striking out Article I thereof and by substituting in lieu of said Article the following new Article:

                                    ARTICLE I

         1. The name of the corporation is AROC Inc. (the "Corporation").

         2. The certificate of incorporation of the corporation is further hereby amended by striking out Section 1 of Article V thereof and by substituting in lieu of said Section the following new Section:

         SECTION 1. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), 10,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"), and 10,000,000 shares of convertible restricted voting stock, par value $0.001 per share ("CRV Stock").

         3. That the Certificate of Amendment has been approved by the Corporation pursuant to a resolution of its Board of Directors.

         4. That the Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         5. That the Certificate of Amendment shall become effective immediately upon filing with the Secretary of State of the State of Delaware.

         IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed as of the 8th day of December, 1999.



                                        /s/ Karlton Terry
                                        ----------------------------------------
                                             Karlton Terry, President